UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2025

Edward McGee
Chief Financial Officer
Grayscale Avalanche Trust (AVAX)
c/o Grayscale Investments Sponsors, LLC
290 Harbor Drive, 4th Floor
Stamford, CT 06902

Re: Grayscale Avalanche Trust (AVAX)
Amendment No. 1 to Registration Statement on Form S-1
Filed October 2, 2025
File No. 333-289829

Dear Edward McGee:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Description of the Shares
Staking Arrangements and Provider-Facilitated Staking Model, page 127

1. Please revise this section to clarify whether any fee the Sponsor may be entitled to receive in connection with the Staking Arrangements (i.e., in the form of the Sponsor's Staking Portion) will be payable out of the Staking Consideration that would otherwise be earned by the Trust. Also, please make corresponding revisions to your disclosure in the prospectus summary, as appropriate.

Prospectus Summary
Staking, page 3

2. You disclose here that the Sponsor may seek to stake as much of the Trust's AVAX as is practicable (i.e., up to 100%) at all times. We also note your risk factor disclosure on page 28 that liquidity for redemptions must be managed through unstaked balances, including the Liquidity Sleeve and/or by laddering staking terms in light of the two week minimum validation period. Please revise your disclosure here to explain whether and to what extent you anticipate laddering staking terms and/or utilizing a Liquidity Sleeve to manage liquidity. Please also quantify or provide a range for the expected percentage of your assets to be held in the Liquidity Sleeve in the ordinary course, or explain why you are unable to do so.

Please contact David Irving at 202-551-3321 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Daniel P. Gibbons